EXHIBIT 1

SYSTEMAX™

FOR IMMEDIATE RELEASE

SYSTEMAX INC.
22 Harbor Park Drive
Port Washington, NY 11050

INVESTOR CONTACT: Steven M. Goldschein Chief Financial Officer 516/608-7000	Media Contact: Dao Tran Starkman & Associates 212/252-8545 ext. 17

Systemax Reports Fourth Quarter and Year-End Profit

Port Washington, NY, March 5, 2002--Systemax Inc. (NYSE:SYX), a leading manufacturer and distributor of private label and name-brand PC hardware, related computer products, and industrial products to businesses in North America and Europe, today announced results for the fourth quarter and year ended December 31, 2001.

Net sales for the fourth quarter were $406.9 million, compared to $421.5 million, a 3.4% decrease from the year-ago quarter. The Company earned $2.6 million, or $0.08 per diluted share, compared to a net loss of $9.5 million, or $0.28 per diluted share, a year earlier. Fourth quarter net income in 2001 includes $2.0 million ($0.06 per diluted share) as a result of the elimination of a liability recorded in a prior year which is no longer required.

For the year ended December 31, 2001, net sales decreased 8.3% to $1.547 billion from $1.686 billion a year ago. The Company earned $653,000, or $0.02 per diluted share, compared to a net loss of $40.8 million, or $1.19 per diluted share, in the year-ago period.

Richard Leeds, Chairman and Chief Executive Officer, said that the Company continues to make progress in returning to profitability. The extremely competitive conditions in the PC marketplace and overall economic conditions contributed to lower sales and pressure on margins. “We are continuing to bring our costs in line with the decreased level of business in North America.”

Mr. Leeds said that the Company continues to be able to compete on price with its Systemax brand PCs due to the availability of name brand PC components at sharply reduced prices. “Competitive pricing, on-time delivery and prompt customer support enable us to compete effectively,” he commented.

Operating profits in Europe increased by 5.4% and sales increased 3%. Excluding changes in foreign exchange rates, European sales would have increased 7.5%. “We are pleased by this year’s results in Europe and are monitoring our markets there carefully, as signs of a slow-down begin to appear,” added Mr. Leeds.

Steven Goldschein, Senior Vice President and Chief Financial Officer, said that at the end of 2001 the Company had cash, net of short-term borrowings, of $33.5 million compared to short-term borrowings, net of cash, of $34.1 million at the end of 2000. “We continue to successfully manage our inventory and accounts receivable in order to eliminate the necessity for short-term borrowings. This is another very important element in enabling the Company to achieve consistent profitability,” Mr. Goldschein remarked.

Systemax (www.systemax.com) has developed an integrated system of branded e-commerce web sites, direct mail catalogs, and relationship marketing to sell private label and name-brand PC hardware, related computer products, and industrial products to businesses in North America and Europe. Systemax is a Fortune 1000 and Inter@active Internet 500 Company.

[Financial Table Follows]

SYSTEMAX INC.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts)

                                                        Three Months Ended                  Year Ended
                                                     12/31/2001       12/31/2000      12/31/2001      12/31/2000
                                                     ----------       ----------       ----------      ----------
 Net Sales                                             $406,935        $421,466       $1,546,975      $1,686,103

 Cost Of Sales                                          326,543         371,905        1,270,051       1,476,248
                                                        -------         -------        ---------       ---------

 Gross Profit                                            80,392          49,561          276,924         209,855

 Selling, General & Admin Expenses                       76,511          65,930          274,394         270,863
                                                        -------         -------        ---------       ---------
 Income (Loss) From Operations                            3,881         (16,369)           2,530         (61,008)

 Interest And Other Expense, net                              6           1,433            1,488           4,246
                                                        -------         -------          --------       ---------
 Income (Loss) Before Income Taxes                        3,875         (17,802)           1,042         (65,254)
 Provision (Benefit) For Income Taxes                     1,259          (8,350)             389         (24,483)
                                                        -------         -------          ---------      ---------
 Net Income (Loss)                                       $2,616         ($9,452)            $653        ($40,771)
                                                        =======        ========             ====        =========
 Net Income (Loss) Per Common Share:
   Basic And Diluted                                      $0.08          ($0.28)           $0.02          ($1.19)
                                                          =====         =======            =====          =======
 Weighted Average Common And Common
 Equivalent Shares:
   Basic                                                 34,104          34,104           34,104          34,348
                                                         ======          ======           ======          ======
   Diluted                                               34,104          34,104           34,123          34,348
                                                         ======          ======           ======          ======
Forward-Looking Statements: This news release may include certain forward-looking statements. Forward-looking statements may include, but are not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the Company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans” and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to (i) general economic conditions, (ii) the effect on the Company of volatility in the price of paper and periodic increases in postage rates, (iii) the operation of the Company’s management information systems, (iv) the general risks attendant to the conduct of business in foreign countries, including currency fluctuations associated with sales not denominated in United States dollars, (v) significant changes in the computer products retail industry, especially relating to the distribution and sale of such products, (vi) competition in the PC, notebook computer, computer related products, industrial products and office products markets from superstores, direct response (mail order) distributors, mass merchants, value added resellers, the Internet and other retailers, (vii) the potential for expanded imposition of state sales taxes, use taxes, or other taxes on direct marketing and e-commerce companies, (viii) the continuation of key vendor relationships including the ability to continue to receive vendor supported advertising, (ix) timely availability of existing and new products, (x) risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to the Company, (xi) risks associated with delivery of merchandise to customers by utilizing common delivery services such as the United States Postal Service and UPS, including possible strikes and contamination, (xii) risks due to shifts in market demand and/or price erosion of owned inventory, (xiii) borrowing costs, (xiv) changes in taxes due to changes in the mix of U.S. and non-U.S. revenue, (xv) pending or threatened litigation and investigations and (xvi) the availability of key personnel, as well as other risk factors which may be detailed from time to time in the Company’s Securities and Exchange Commission filings. These factors are discussed in greater detail in “Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission.

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